

Mailstop 3561

February 26, 2016

Jeffrey Boyer
Executive Vice President and Chief Financial Officer
Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, Texas 76102

> **Re: Pier 1 Imports, Inc.**
> **Form 10-K**
> **Filed April 28, 2015**
> **File No. 001-07832**

Dear Mr. Boyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition. . . page 20

1.   We note your disclosure about your '1 Pier 1' strategy to drive growth by focusing on an omni-channel platform, reducing store occupancy and payroll costs, improving efficiency, and by closing approximately 100 stores over the next three years. In future filings please provide a detailed discussion and analysis of how such strategy has and is expected to impact your operating results, capital expenditures and liquidity. In particular, please enhance your disclosure to explain how your omni-channel platform, and specifically your e-commerce sales effort, has impacted your operating results and your efforts to increase profitability, which you refer to in your Form 10-Q for the quarter ended November 28, 2015. Also, include disclosure regarding known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity or operations in any material way as a result of your strategy. Please tell us what this disclosure will look like. Please refer to Item 303(a)(1) and (2) of Regulation S-K and our Release no. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Danilo Castelli, Attorney Advisor at (202)551-6521 or me at (202)551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Darla Ramirez